UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated February 22, 2012, announcing the Company's financial and operating results for the fourth quarter ended December 2011.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: February 23, 2012	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

CONTACTS:
Aegean Marine Petroleum Network Inc.	Investor Relations:
(212) 763-5665	The IGB Group
investor@ampni.com	Leon Berman, Principal
(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2011 Financial Results

PIRAEUS, Greece, February 22, 2012 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31, 2011.

Fourth Quarter and Full Year Highlights

●	Recorded sales volumes of 2,568,714 in Q4 2011 and 10,646,271 metric tons for the full year.
●	Expanded net revenues to $81.4 million in Q4 2011 and $296.8 million for the full year.
●	Reported operating income of $17.6 million in Q4 2011 and $43.5 million for the full year.
○	Full year operating income adjusted for the loss on sale of a non-core asset of $8.6 million was $52.1 million.
●	Reported net income of $6.3 million or $0.14 basic and diluted earnings per share in Q4 2011 and $10.2 million or $0.22 basic and diluted earnings per share for the full year.
○	Full year net income adjusted for the loss on sale of a non-core asset was $18.8 million or $0.41 basic and diluted earnings per share.
●	Reported EBITDA (as defined in Note 1) of $23.9 million in Q4 2011 and $73.8 million for the full year.
○	Full year EBITDA adjusted for the loss on sale of a non-core asset was $82.4 million.
●	Expanded worldwide integrated marine fuel logistics chain.
○	Commenced operations in three new markets during 2011, expanding the Company's strategic presence in a total of 19 countries covering nearly 60 ports worldwide.
○	Took delivery of five double-hull bunkering tanker newbuildings during the year, increasing Aegean's modern bunkering delivery fleet to approximately 70 vessels.

The Company recorded net income for the three months ended December 31, 2011 of $6.3 million, or $0.14 basic and diluted earnings per share. For purposes of comparison, the Company reported a net loss of $12.0 million, or $0.26 basic and diluted loss per share, for the three months ended December 31, 2010. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2011 were 45,350,768. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2010 were 46,197,217 and 46,141,181, respectively.

Total revenues for the three months ended December 31, 2011, increased by 19.7% to $1,740.3 million compared to $1,454.2 million for the same period in 2010. For the three months ended December 31, 2011, sales of marine petroleum products increased by 19.3% to $1,729.0 million compared to $1,449.6 million for the year-earlier period. Net revenue, which equals total revenue less cost of marine petroleum products increased by 58.1% to $81.4 million in the fourth quarter of 2011 compared to $51.5 million in the year-earlier period.

For the three months ended December 31, 2011, the volume of marine fuel sold decreased by 11.1% to 2,568,714 metric tons as compared to 2,890,940 metric tons in the year-earlier period as the Company maintained its focus on executing transactions with creditworthy counterparties.

Operating income for the fourth quarter of 2011 increased to $17.6 million as compared to a $4.6 million operating loss for the same period in 2010. Operating expenses, excluding the cost of fuel and cargo transportation costs, increased by $4.4 million, or 8.2%, to $57.8 million for the three months ended December 31, 2011 as compared to $53.4 million for the same period in 2010. This increase was principally due to an expanded logistics infrastructure.

E. Nikolas Tavlarios, President, commented, "Aegean's performance for the three months ended December 31, 2011 represents the fourth consecutive quarter of increasing profitability in a challenging market environment. Our success in steadily enhancing the Company's operational and financial results is directly attributable to the progress we have achieved to date in the execution of our business strategy outlined by management a year ago. Specifically, we significantly increased our global presence by entering three new markets in 2011, as planned, including Panama, Tenerife and Cape Verde. As we continue to pursue attractive consolidation opportunities that further strengthen Aegean's leading brand as a global independent supplier of marine fuel, we seek to enhance operating efficiencies and improve our overall cost structure."

Mr. Tavlarios added, "Going forward, we will maintain our focus on taking advantage of the positive demand for Aegean's comprehensive services and leveraging the Company's world-class platform, highlighted by global operations in 19 countries covering nearly 60 ports, extensive risk management controls, blue-chip customers, one of the largest double-hull bunkering fleets in the world, on-site blending facilities and storage capacity expected to exceed 1.5 million cubic meters. With a growing and sophisticated integrated marine fuel logistics chain, combined with substantial financial liquidity, we are in a strong position to continue to differentiate Aegean within the industry and drive future performance in 2012, and beyond."

Liquidity and Capital Resources

As of December 31, 2011, the Company had cash and cash equivalents of $68.6 million and working capital of $201.2 million. Non-cash working capital, or working capital excluding cash and debt, was $497.9 million as of December 31, 2011.

Net cash provided by operating activities was $45.5 million for the three months ended December 31, 2011.  Net income, as adjusted for non-cash items, was $16.1 million for the period.

Net cash used in investing activities was $18.6 million for the three months ended December 31, 2011, mainly due to the advances for other fixed assets under construction.

Net cash provided by financing activities was $5.2 million for the three months ended December 31, 2011, primarily driven by the increase in short-term borrowings.

As of December 31, 2011, the Company had $302.5 million in available liquidity, which includes unrestricted cash and cash equivalents and available undrawn amounts under the Company's working capital facilities, to finance working capital requirements.

Spyros Gianniotis, Chief Financial Officer, stated, "Aegean's strong financial foundation continues to provide a distinct competitive advantage. With total working capital credit facilities of more than $940 million, we remain well positioned to manage volatile marine fuel prices and procure large quantities of supply at a discount relative to our competitors. We also intend to draw upon our balance sheet strength as we remain committed to further expanding our global full-service platform for the benefit of the Company and its shareholders."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2010	2011	2010	2011
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,441,099	$1,728,794	$4,925,637	$6,910,348
Revenues - related companies	13,057	11,554	45,998	55,117
Total revenues	1,454,156	1,740,348	4,971,635	6,965,465
Cost of revenue (exclusive of items shown separately below) - third parties	1,326,459	1,572,125	4,440,733	6,284,179
Cost of revenue (exclusive of items shown separately below) – related companies	78,405	92,775	303,620	404,988
Total cost of sales	1,404,864	1,664,900	4,744,353	6,689,167
Gross profit	49,292	75,448	227,282	276,298
Selling and distribution	41,442	49,393	155,412	192,846
General and administrative	11,833	8,038	27,503	29,806
Amortization of intangible assets	618	392	1,001	1,461
Loss on sale of vessels, net	-	-	1,540	8,682
Operating income/(loss)	(4,601)	17,625	41,826	43,503
Net financing cost	5,578	7,573	17,320	27,807
Foreign exchange (gains) losses, net	1,028	1, 116	3,612	(1,440)
Income taxes	781	2,125	2,161	5,428
Net income/(loss)	(11,988)	6,811	18,733	11,708
Less income attributable to non-controlling interest	-	518	-	1,480
Net income/(loss) attributable to AMPNI shareholders	$(11,988)	$6,293	$18,733	$10,228
Basic earnings/(loss) per share (U.S. dollars)	$(0.26)	$0.14	$0.40	$0.22
Diluted earnings/(loss) per share (U.S. dollars)	$(0.26)	$0.14	$0.40	$0.22

EBITDA(1)	$1,539	$23,856	$66,112	$73,791

Other Financial Data:
Gross spread on marine petroleum products(2)	$46,890	$70,045	$218,533	$256,960
Gross spread on lubricants(2)	498	530	2,221	1,965
Gross spread on marine fuel(2)	46,392	69,515	216,312	254,995
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	16.0	27.1	21.0	24.0
Net cash provided by (used in) operating activities	$(36,515)	$45,454	$(64,626)	$(44,865)
Net cash used in investing activities	19,182	18,551	169,003	45,589
Net cash provided by financing activities	68,925	5,181	265,287	73,169

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,890,940	2,568,714	10,308,210	10,646,271

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	52.0	58.0	52.0	58.0
Average number of owned bunkering tankers(4)(5)	51.7	57.6	48.1	56.3
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	8.0	8.0	8.0	8.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2010	As of December 31, 2011

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	86,499	68,582
Gross trade receivables	440,975	526,450
Allowance for doubtful accounts	(1,293)	(1,354)
Inventories	155,018	174,995
Current assets	733,199	851,991
Total assets	1,339,835	1,472,438
Trade payables	211,322	222,263
Current liabilities (including current portion of long-term debt)	520,378	650,810
Total debt	624,698	706,916
Total liabilities	869,472	992,896
Total stockholder's equity	470,363	479,542

Working Capital Data:
Working capital(8)	212,821	201,181
Working capital excluding cash and debt(8)	402,762	497,925

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2010	2011	2010	2011

Net income/(loss)	(11,988)	6,293	18,733	10,228

Add: Net financing cost	5,578	7,573	17,320	27,807
Add: Income tax expense	781	2,125	2,161	5,428
Add: Depreciation and amortization	7,168	7,865	27,898	30,328

EBITDA	1,539	23,856	66,112	73,791

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2010	2011	2010	2011

Sales of marine petroleum products	1,449,559	1,729,005	4,954,599	6,925,582
Less: Cost of marine petroleum products sold	(1,402,669)	(1,658,960)	(4,736,066)	(6,668,622)
Gross spread on marine petroleum products	46,890	70,045	218,533	256,960
Less: Gross spread on lubricants	(498)	(530)	(2,221)	(1,965)
Gross spread on marine fuel	46,392	69,515	216,312	254,995

Sales volume of marine fuel (metric tons)	2,890,940	2,568,714	10,308,210	10,646,271

Gross spread per metric ton of marine fuel sold (U.S. dollars)	16.0	27.1	21.0	24.0

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Cape Verde, Tenerife, Panama and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company operates two Panamax tankers, the Fos II and the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in Ghana, Gibraltar and United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland, Las Palmas and Panama.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Fourth Quarter 2011 Dividend Announcement
On February 22, 2012, the Company's Board of Directors declared a fourth quarter 2011 dividend of $0.01 per share payable on March 21, 2012 to shareholders of record as of March 7, 2012. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, February 23, 2012 at 8:30 a.m. Eastern Time, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (800) 730-9234 (for U.S.-based callers) or (719) 785-1763 (for international callers) and enter the passcode: 4042542.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through March 8, 2012 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 4042542.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 19 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Cape Verde and Panama.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31,
	2010	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$86,499	68,582
Trade receivables, net of allowance for doubtful accounts of $1,293 and $1,354, as of December 31, 2010 and 2011, respectively	439,682	525,096
Due from related companies (Note 4)	20,510	16,128
Derivative asset	-	1,219
Inventories (Note 5)	155,018	174,995
Prepayments and other current assets (Note 6)	26,150	60,635
Deferred tax asset (Note 22)	-	-
Restricted cash (Note 2)	5,340	5,336
Total current assets	733,199	851,991

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 7)	77,858	11,553
Advances for other fixed assets under construction (Note 8)	11,630	40,746
Vessels, cost (Notes 9)	479,489	545,684
Vessels, accumulated depreciation (Notes 9)	(54,168)	(71,244)
Vessels' net book value	425,321	474,440
Other fixed assets, net (Notes 10)	13,511	13,166
Total fixed assets	528,320	539,905

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 11)	18,065	19,602
Intangible assets (Note 12)	19,984	20,023
Goodwill (Note 3)	37,946	37,946
Deferred tax asset (Note 22)	2,218	2,813
Other non-current assets	103	158
Total non-current assets	78,316	80,542

Total assets	1,339,835	1,472,438

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 13)	206,884	349,234
Current portion of long-term debt (Note 14)	74,896	21,428
Trade payables to third parties	192,850	222,263
Trade payables to related companies (Note 4)	18,472	28,547
Other payables to related companies (Note 4)	572	2,131
Derivative Liability	-	-
Accrued and other current liabilities	26,704	27,207
Total current liabilities	520,378	650,810

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 14)	342,918	336,254
Deferred tax liability (Note 22)	2,669	2,906
Derivative Liability – Non – Current	-	385
Other non-current liabilities	3,507	2,541
Total non-current liabilities	349,094	342,086

COMMITMENTS AND CONTINGENCIES (Note 15)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2010 and December 2011; 43,009,303 and 46,229,231 shares, issued and outstanding at December 31, 2010 and December 31,2011, respectively (Note 20)	477	482
Treasury stock, $0.01 par value; 1,000,000 shares and 1,967,639 shares, repurchased at December 31, 2010 and December 31, 2011, respectively (Note 20)	(24,680)	(29,308)
Additional paid-in capital (Note 20)	337,196	341,154
Accumulated other comprehensive income	-	-
Retained earnings	157,370	165,734
Total AMPNI stockholders' equity	470,363	478,062

Non-controlling interest	-	1,480
Total permanent equity	470,363	479,542
Total liabilities and equity	1,339,835	1,472,438

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2009	2010	2011

Revenues
Revenues – third parties	$2,456,435	$4,925,637	$6,910,348
Revenues – related companies	39,457	45,998	55,117
Total revenues	2,495,892	4,971,635	6,965,465

Cost of Sales
Cost of revenue – third parties	2,013,516	4,440,733	6,284,179
Cost of revenue – related companies	292,906	303,620	404,988
Total Cost of Sales	2,306,422	4,744,353	6,689,167

Gross Profit	189,470	227,282	276,298

OPERATING EXPENSES
Selling and Distribution	109,483	155,412	192,846
General and Administrative	24,553	27,503	29,806
Amortization of intangible assets	312	1,001	1,461
(Gain)/Loss on sale of vessels, net	(4,094)	1,540	8,682

Total operating expenses	130,254	185,456	232,795

Operating income	59,216	41,826	43,503

OTHER INCOME/(EXPENSE)
Interest and finance costs (Notes 11, 13, 14 and 17)	(10,255)	(17,351)	(27,864)
Interest income	46	31	57
Foreign exchange gains (losses), net	(329)	(3,612)	1,440
	(10,538)	(20,932)	(26,367)
Income before provision for income taxes	48,678	20,894	17,136

Income taxes (Note 22)	(153)	(2,161)	(5,428)

Net Income	$48,525	$18,733	11,708
Net Income attributed to non-controlling interest	-	-	1,480
Net income attributed to AMPNI shareholders	$48,525	$18,733	$10,228

Basic earnings per common share	$1.13	$0.40	$0.22
Diluted earnings per common share	$1.13	$0.40	$0.22

Weighted average number of shares, basic	42,579,187	46,295,973	45,979,761
Weighted average number of shares, diluted	42,644,448	46,445,499	45,979,761

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained	Accumulated Other Comprehensive Income	Non-Controlling Interest	Total
	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2008	42,543,608	$425	-	-	$190,658	$93,709	$211		$285,003

- Net income	-	-	-	-	-	48,525	-	-	48,525
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,719)	-	-	(1,719)
- Share-based compensation (Note 19)	465,695	5	-	-	3,454	-	-	-	3,459
- Foreign currency translation adjustment	-	-	-	-	-	-	(211)	-	(211)

BALANCE, December 31, 2009	43,009,303	$430	-	-	$194,112	$140,515	-		$335,057

- Net income	-	-	-	-	-	18,733	-	-	18,733
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,878)	-	-	(1,878)
- Issuance of common stock (Note 20)	4,491,900	45	-	-	139,002	-	-	-	139,047
- Share-based compensation (Note 19)	208,217	2	-	-	4,082	-	-	-	4,084
- Repurchases of common stock (Note 20)	-	-	(1,000,000)	(10)	(24,67)	-	-	-	(24,68)

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	312,526	157,37	-		$470,363

- Net income	-	-	-	-	-	10,228	-	1,480	11,708
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,864)	-	-	(1,864)
- Share-based compensation (Note 19)	487,750	5	-	-	3,958	-	-	-	3,963
- Repurchases of common stock (Note 20)	-	-	(967,639)	(10)	(4,618)	-	-	-	(4,628)

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	311,866	165,734	-	1,480	479,542

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2009	2010	2011
Cash flows from operating activities:
Net income	$48,525	$18,733	$11,708
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	16,792	21,092	21,755
(Release of) provision for doubtful accounts	428	(458)	61
Share-based compensation	3,458	4,084	3,958
Amortization	5,562	7,667	9,576
Provision for income taxes	153	(589)	(358)
Gain on sale of vessel	(4,094)	1,540	8,682
Other non-cash charges	-	384	-
Decrease (increase) in:
Trade receivables	(144,792)	(70,342)	(84,843)
Due from related companies	(5,953)	(12,056)	4,382
Inventories	(84,785)	(8,351)	(19,977)
Prepayments and other current assets	(10,915)	209	(34,485)
(Decrease) increase in:
Trade payables	114,622	(19,341)	43,146
Other payables to related companies	398	(13)	1,559
Accrued and other current liabilities	5,345	2,782	674
Fair value of derivatives	-	-	(834)
Increase in other non-current assets	(670)	(6)	(55)
Increase in other non-current liabilities	77	112	101
Payments for drydocking	(5,504)	(10,073)	(9,915)
Net cash provided by (used in) operating activities	(61,353)	(64,626)	(44,845)

Cash flows from investing activities:
Advances for vessels under construction	(84,444)	(59,568)	(22,751)
Advances for vessel acquisitions	(25,420)	(26,576)	(453)
Advances for other fixed assets under construction	-	(11,630)	(29,116)
Purchase of intangible assets	-	-	(1,500)
Corporate acquisitions, net of cash acquired	-	(63,652)	-
Net proceeds from sale of vessels	34,499	2,920	8,474
Purchase of other fixed assets	(335)	(10,499)	(247)
Decrease in restricted cash	5,470	2	4
Increase in restricted cash	(5,000)	-	-
Net cash used in investing activities	(75,230)	(169,003)	(45,589)

Cash flows from financing activities:
Proceeds from long-term debt	133,648	176,172	17,273
Repayment of long-term debt	(36,232)	(116,841)	(77,405)
Repayment of capital lease obligation	-	(1,225)	(1,238)
Net change in short-term borrowings	50,000	95,103	142,350
Repurchases of common stock	-	(24,680)	(4,628)
Financing costs paid	(1,200)	(411)	(1,319)
Proceeds from the issuance of common stock	-	147,109	-
Issuance of common stock cost	-	(8,062)	-
Dividends paid	(1,719)	(1,878)	(1,864)
Net cash provided by financing activities	144,497	265,287	73,169

Effect of exchange rate changes on cash and cash equivalents	-	-	(632)

Net increase (decrease) in cash and cash equivalents	7,914	31,658	(17,917)
Cash and cash equivalents at beginning of year	46,927	54,841	86,499
Cash and cash equivalents at end of year	$54,841	$86,499	$68,582

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest, net of capitalized interest:	$7,727	$9,872	XXX
Cash paid during the year for income taxes:	$1,788	$1,822	XXX

The accompanying notes are an integral part of these consolidated financial statements